

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 16, 2018

Marshall Eves
Chief Executive Officer
PermRock Royalty Trust
201 West Wall Street, Suite 421
Midland, TX 79701

   Re: **PermRock Royalty Trust**
      Amendment No. 2 to
      Draft Registration Statement on Form S-1
      Submitted March 7, 2018
      CIK No. 0001724009

Dear Mr. Eves:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Pro Forma and Projected Cash Available for Distribution by the Trust, page 42

Projected Cash Distributions, page 44

1. We note that your forecasted cash distributions for the twelve month period ended April 30, 2019 are based on estimated oil and natural gas production and direct operating expenses for the thirteen month period ended January 31, 2019 and estimated development expenditures for the ten month period ended January 31, 2019. Explain why the time periods used for estimated production, direct operating expenses, and development expenditures differ from the forecasted cash distribution period of twelve months.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David P. Oelman
        Vinson & Elkins L.L.P.